EXHIBIT 2.1

AMENDMENT TO

AMENDED AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AMENDED AGREEMENT AND PLAN OF MERGER, dated as of August 26, 2003 (this “Amendment”), is by and among Kimco Realty Corporation (“Kimco”), Kimco Acquisition Real Estate Investment Trust (“Merger Sub”) and Mid-Atlantic Realty Trust (“MART”).

WHEREAS, Kimco, Merger Sub and MART are parties to an Agreement and Plan of Merger, dated as of June 18, 2003, which was subsequently amended as of July 14, 2003 (as so amended, the “Merger Agreement”);

WHEREAS, Kimco, Merger Sub and MART are entering into this Amendment to reduce the termination fee set forth in Section 9.2(b) of the Merger Agreement pursuant to the terms of the settlement of certain litigation brought by shareholders of MART in connection with the transaction contemplated by the Merger Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.    Capitalized Terms.    All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

Section 2.    Amendment.

        Section 2.1    Effect of Termination.    Section 9.2(b) of the Merger Agreement is amended and restated in its entirety as follows:

        “(b)    If (A) Kimco terminates this Agreement pursuant to (x) Section 9.1(c) as a result of a willful breach by MART, (y) Section 9.1(e), or (z) Section 9.1(f) in circumstances in which the Board of Trustees of MART failed to make, or withdrew, modified, amended or qualified its approval or recommendation of the Merger in a manner adverse to Kimco, or (B) MART terminates this Agreement pursuant to Section 9.1(h), then in any such event MART shall pay to Kimco an amount in cash equal to (i) $14,500,000 (the “Termination Amount”) in addition to (ii) any Kimco Break-Up Expenses (as defined in Section 9.2(c) hereof) that may be payable by MART to Kimco pursuant to Section 9.2(c), subject to the provisions of Section 9.3.”

Section 3.    Miscellaneous.

        Section 3.1    Governing Law.    This Amendment shall be governed by and construed under Maryland law, without regard to conflict of laws principles.

        Section 3.2    Counterparts.    This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document. Any facsimile transmission of a signed counterpart shall be deemed to be an original counterpart and any signature appearing thereon shall be deemed to be an original signature.

        Section 3.3    Merger Agreement.    As modified by this Amendment, the Merger Agreement remains in full force and effect, without modification or waiver.

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IN WITNESS WHEREOF, the parties have executed this Amendment to Agreement and Plan of Merger and caused the same to be duly delivered on their behalf on the day and year first written above.

KIMCO REALTY CORPORATION

By:	/S/ MICHAEL V. PAPPAGALLO
Name: Michael V. Pappagallo Title: Vice President/Chief Financial Officer

KIMCO ACQUISITION REAL ESTATE INVESTMENT TRUST

By:	/S/ MICHAEL V. PAPPAGALLO
Name: Michael V. Pappagallo Title: Trustee

MID-ATLANTIC REALTY TRUST

By:	/S/ F. PATRICK HUGHES
Name: F. Patrick Hughes Title: President & Chief Executive Officer